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[DRESSBARN LOGO]

                              THE DRESS BARN, INC.
                               30 Dunnigan Drive
                            Suffern, New York 10901

September 19, 2002

To Our Shareholders:

    The Dress Barn, Inc. ('Dress Barn') is offering to purchase up to 8,000,000 shares of its common stock (the 'Shares') from existing shareholders. The price will not be in excess of $17.00 nor less than $15.00 per Share. The Company is conducting the tender offer through a procedure commonly referred to as a 'Dutch Auction.' This allows you to select the price within the specified price range at which you are willing to sell your Shares to Dress Barn.

    On September 18, 2002, the last trading day prior to the commencement of the tender offer, the closing price per Share for Dress Barn's common stock on the Nasdaq National Market ('Nasdaq') was $11.29 per share. Any shareholder tendering shares directly to the Depositary, whose Shares are purchased in the offer, will receive the net purchase price in cash and will not incur the usual transaction costs associated with open-market sales. Any shareholders owning an aggregate of less than 100 Shares whose Shares are properly tendered directly to the Depositary and purchased pursuant to the offer will avoid the applicable odd lot discounts generally payable on sales of odd lots.

    The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the offer. The instructions on how to tender Shares are also explained in detail in the accompanying materials.

    Neither Dress Barn nor the Board of Directors makes any recommendation to shareholders as to whether to tender or refrain from tendering their Shares. Each shareholder must make the decision whether to tender Shares and, if so, how many Shares and at what price or prices Shares should be tendered. Dress Barn has been advised that certain directors and executive officers of Dress Barn intend to tender approximately 276,800 shares as more specifically discussed in
Item 11 of the Offer to Purchase.

                                           Sincerely,

                                           David R. Jaffe
                                           President and Chief Executive Officer